BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      January 28, 2004

3.   Press Release

     A news release was issued in Vancouver, B.C. on January 28, 2004.

4.  Summary of Material Change

Silver Standard Resources Inc. is pleased to report further assay results from its wholly-owned La Pitarrilla silver discovery in the state of Durango, Mexico. The eight additional holes totaling 876 meters that are reported here are infill and extension holes in the Cordon Colorado, one of three known silver zones on the property.

Drilling to date has defined a silver mineralized area measuring approximately 300 meters by 300 meters (1,000 feet by 1,000 feet). The zone appears to strengthen in grade toward the southern edge defined by a fault zone.

5.  Full Description of Material Changes

      See attached news release 04-03.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of January, 2004

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

January 28, 2004	Trading Symbols:
News Release 04-03	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

LA PITARRILLA IN MEXICO CONTINUES TO EXPAND –
5.2 OUNCES OF SILVER PER TON OVER 243 FEET IN CENTER OF ZONE

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report further assay results from its wholly-owned La Pitarrilla silver discovery in the state of Durango, Mexico. The eight additional holes totaling 876 meters that are reported here are infill and extension holes in the Cordon Colorado, one of three known silver zones on the property.

Drilling to date has defined a silver mineralized area measuring approximately 300 meters by 300 meters (1,000 feet by 1,000 feet). The zone appears to strengthen in grade toward the southern edge defined by a fault zone.

The best results from the eight holes came from hole BP-30, a vertical hole drilled in the center of the zone, which intersected 178.5 grams of silver per tonne over 74 meters (5.2 ounces of silver per ton over 242.8 feet). BP-30 is flanked by two angled holes, BP-19 to the west and BP-20 to the east. BP-19 intersected 118.5 grams of silver per tonne over 81.3 meters (3.5 ounces of silver per ton over 266.7 feet) and BP-20 intersected 164.8 grams of silver per tonne over 110.7 meters (4.8 ounces of silver per ton over 363.1 feet).

Drilling is continuing at the Peña Dyke zone, a second area of enriched silver mineralization located approximately 400 meters north of the Cordon Colorado zone. A total of seven holes for which assays are pending have been completed.

As part of its expedited exploration and development of the La Pitarrilla property, the board of directors of Silver Standard have approved a budget of approximately US$1.0 million for the first six months of 2004. Work will include extensive mapping and sampling, road construction and drilling. Bottle roll tests using mineralized material from the Cordon Colorado zone are also under way to determine the amenability of the mineralization to heap leaching.

Drilling results are expected from the infill drill program on the 50%-owned Manantial Espejo silver-gold project in southern Argentina and from project exploration on the 100%-owned Diablillos property in northern Argentina. Silver Standard has started drilling the San Agustin gold project in the state of Durango, Mexico. Simultaneously, feasibility studies are under way at Manantial Espejo under the direction of Pan American Silver Corp. as operator, and at Silver Standard’s wholly-owned Bowdens silver project in Australia.

Silver Standard Resources Inc. is a well-financed silver resource company with over C$60 million in cash, excluding marketable securities. The company continues to seek resource base growth through acquisitions, and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SELECTED LA PITARRILLA, MEXICO DRILL RESULTS – JANUARY 2004 *

Hole No.	Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/tonne)	Interval (in feet)	Silver Grade (in oz/ton)
BP-23	503435E 2810701N	14.0	41.0	28.0	38.3	91.9	1.1
BP-24	503433E 2810744N	No significant mineralization
BP-25	503400E 2810825N	24.0	28.0	5.0	57.3	16.4	1.7
BP-26	503333E 2810813N	15.0	25.0	11.0	47.9	36.1	1.4
		45.0	56.0	12.0	44.1	39.4	1.3
		68.0	100.0	33.0	68.5	108.3	2.0
	incl.	90.0	100.0	11.0	98.7	36.1	2.9
BP-27	503243E 2810738N	12.0	69.0	58.0	94.2	190.3	2.7
BP-28	503350E 2810750N	41.0	61.0	21.0	49.7	68.9	1.4
BP-29	503300E 2810730N	35.0	64.0	30.0	83.5	98.4	2.4
BP-30	503242E 2810691N	8.0	81.0	74.0	178.5	242.8	5.2

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the La Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, B.C. (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.